Filed by The PNC Financial Services Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Sterling Financial Corporation

Commission File No. 000-16276

The following is the transcript from the investor conference call held by The PNC Financial Services Group, Inc on January 17, 2008 in connection with the announcement of PNC’s earnings for the fourth quarter and the year ended December 31, 2007. The press release, financial statements and accompanying slides referred to in the following transcript were previously filed on January 17, 2008 by PNC pursuant to Rule 425 under the Securities Act of 1933, and the transcript should be read in conjunction with those materials.

Operator:	Good morning. My name is (Regina), and I will be your conference facilitator today. At this time, I would like to welcome everyone to The PNC Financial Services Group Fourth Quarter and Full Year 2007 Earnings conference call.

All lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question and answer period. If you would like to ask a question during this time, simply press star then the number 1 on your telephone keypad. If you would like to withdraw your question, press the pound key on your telephone keypad.

As a reminder, this call is being recorded. I will now turn the call over to the director of Investor Relations, Mr. Bill Callihan. Sir, please go ahead.

Bill Callihan:	Thank you, and good morning everyone. Welcome to today’s conference call for The PNC Financial Services Group. Participating in this call will be PNC’s Chairman and Chief Executive Officer, Jim Rohr, and Rick Johnson, the company’s Chief Financial Officer.

In the following comments, we refer to adjusted results for the current period as well as various prior periods. We believe having these adjusted results, in addition to our reported results, helps provide a clearer picture of PNC’s results and trends.

In order to put all of the periods we discuss on a comparable basis, these adjustments report our investment in BlackRock as if we had also recorded it on the equity method of accounting prior to closing the BlackRock/MLIM transaction on September 29, 2006.

We also adjust, as applicable, for the following types of items in order to illustrate their impact: integration costs; net effects of our BlackRock LTIP shares obligation; the Visa indemnification charge; our 2006 gain on the Blackrock/MLIM transaction; and the cost of our 2006 securities and mortgage loan portfolio repositionings; in each case, as appropriate, adjusted for the impact of tax.

We provide details of the adjustments and reconciliations to GAAP of these and other non-GAAP financial measures we may discuss in today’s conference call in our earnings release and financial supplement, in our presentation slides and the appendix for this call, and in various SEC reports and other documents. These are all available on our corporate website at pnc.com in the Investor Relations section.

The following statements also contain forward-looking information. Actual results and future events could differ, possibly materially, from those anticipated in our statements and from our historical performance due to a variety of factors, including those described in today’s conference call, in our earnings release and related materials, in our 10-Ks and 10-Qs and other SEC reports that are available on our corporate website.

These statements speak only as of January 17, 2008, and PNC undertakes no obligation to update them. And now, I’d like to turn the call over to Jim Rohr.

Jim Rohr:	Thank you very much, Bill. Good morning everyone, and thank you for joining us today. The last six months — I don’t have to tell this group — have been an extraordinary time in our industry. It’s been marked by unprecedented volatility, and many in the financial services industries are reporting substantial losses, writedowns and workforce reductions.

It’s interesting that after several mostly predictable years, we’re seeing market conditions that no one could have predicted. Credit losses, which were at historical lows, are now increasing. Liquidity at many companies is constrained. And the need for capital is driving consolidations and infusions from offshore investors. It’s truly an unusual marketplace that we’re living in.

But given all of those challenges, we’re pleased with where we are today, and we’re satisfied with how our businesses are running. The good news is we’re growing our diverse revenue streams faster than our expenses, we continue to deepen our customer relationships and we’re deploying capital to grow our businesses. And we like our strategic decision-making because we’ve avoided material exposures to subprime mortgages and other issues that are currently plaguing the industry.

We had a good year in 2007, given the operating environment. We delivered solid financial results, we completed several significant acquisitions that will further the growth of our franchise and, at $139 billion, our assets are at record levels.

For the quarter and for the year, we saw significant increases in net interest income, so strong fee growth – excluding CMBS and trading, which we’ll talk about in a moment — and we continued to manage our expenses effectively. And we expect these trends to continue in 2008.

However, we are not without disappointments. PNC is not immune to the current market volatility, and our fourth quarter results did not meet our expectations.

As I shared with you in December, we experienced earnings pressure in two primary areas: one, credit deterioration, primarily related to our residential real estate development portfolio and the underperformance in our CMBS origination business and trading activities. Today, we also reported charges for our share of the estimated Visa litigation exposure.

For several quarters – let’s talk about the real estate piece first – we’ve been experiencing a downturn in the credit cycle. We’ve been saying for years that we were at unsustainable low levels of non-performing assets.

Our non-performing assets did increase to 0.34% of total assets from 0.22% in the fourth quarter, still remarkably low levels – and we bought a bank this year that had zero NPAs – obviously unsustainable as well – and we converted them onto our platform late in September. And these, combined with the deteriorating residential real estate market, contributed to this increase in NPAs, but still again at a low level.

Our relationship managers are increasing their focus on at-risk credits to help us through this cycle, and we have a proven ability, we believe, to manage through these kinds of credits; we’ve done them before.

Most of the credit quality issues we’re hearing about today relate to residential real estate development. This represents less than 2% of our assets; a very small percentage relative to many of our peers.

The other troubled area, with regards to CMBS and trading — we’re comfortable –we expect that to return to profitability this year.

Given our strong business model and our ability to create positive operating leverage, we believe we can continue to deliver solid results in this challenging environment. Looking at our adjusted full-year results, we achieved year-over-year adjusted net income growth of 12%, while our EPS on an adjusted basis was essentially flat due to the fourth quarter.

Rick will discuss our financial performance in more detail in a few moments, but let me offer some highlights from our business segments. In Joe Guyaux’s Retail Banking business, we continued to grow customers. We added more than 300,000 net new checking account relationships in 2007, and that includes the acquisition of Mercantile.

We also saw more customers using online bill payment – a key to increasing customer retention and profitability. The percentage of consumer DDA households using this system in the fourth quarter increased year-over-year from 23% to 33%, boding well for retention.

Regarding our acquisitions, we successfully integrated Mercantile in September, adding them to our industry-leading technology platform, and we captured the expected cost savings in the fourth quarter.

We’re already seeing growth in our converted Mercantile branches, with a 60% increase in the production of consumer checking accounts in the fourth quarter compared with the same period last year. This increase reflects the opportunity we see for growth in the former Mercantile branches, and we’re pleased that some 20,000 Mercantile customers now bank online with PNC.

Another item – our initial credit card mailing to Mercantile customers took place in the fourth quarter, and we achieved 140% of our goal.

Also, with regard to a strategic decision in the fourth quarter for Retail, we decided to focus our brokerage business on our in-footprint activities, where we have a competitive advantage. As a result, we announced the plans to sell Hilliard Lyons, and we expect the sale to close in the first half of this year.

Now turning to Bill Demchak’s Corporate & Institutional Banking business, they made great progress this year. This segment delivered good results on a relative basis despite a challenging environment. Our relationship approach, which is supported by a broad array of products and services, generated almost 50% of total revenue from non-interest income in 2007.

This segment, with its national capabilities, continues to deepen relationships with its middle-market customers, providing them with a broad array of credit, liquidity, and capital markets products and services. In fact, for 2007 we remained number one in arranging middle-market loan syndications in the Northeast. And, in the U.S., we are number two in both transaction and dollar volume.

Harris Williams was selected as Middle Market Investment Bank of the Year by a leading trade publication, and they had a record year. And we had a record year in our national asset-based lending group, ending the year with loan outstandings of approximately $5 billion. Not to be last, Treasury Management revenue is up 14% year over year.

As we turn to PFPC, Tim Shack and his team have done a wonderful job. Our global fund services provider reported revenue growth of 8% in 2007, driven by a robust sales pipeline. Core earnings continue to show significant improvement as we transform this business segment from an information processor to an information provider.

During the fourth quarter, we completed two acquisitions to further that strategy. By adding the capabilities of Albridge Solutions and Coates Analytics, PFPC can now facilitate the flow of information both to and from financial advisors, broker dealers, and fund companies.

PFPC continued its international expansion in ‘07 also by opening a new sales office in London and obtaining a license that allows it to provide depository services to the $1 trillion Luxembourg market. And as we know, our international services there are growing at approximately 40% per year.

Just earlier today, Larry Fink at BlackRock reported another very strong quarter of core earnings, with assets under management now at $1.4 trillion. The strategic decisions being made to grow the distribution network, expand the product range and their overall focus on investment performance and client service should continue to benefit PNC.

As we look forward to 2008, we believe our industry will continue to face challenges from in-market liquidity and credit deterioration. We believe this is good and bad news for PNC because of our relative strength position. As a matter of fact, we look at it as a year of opportunity when we look at competition with our competitors.

As for the economy, we currently see growth in ‘08, albeit at a slower pace than ‘07. Assuming a reasonable economy, we’re focused on maximizing the strength of our franchise in 2008 at a time when others have lost significant revenue streams or are laying off employees.

We look to execute our business plan this year by really taking advantage of PNC’s products and services to new markets as well as our existing markets, and, as a result, we believe we’re well positioned for an even better year in ‘08 than ‘07.

Now Rick will provide you with more detail of our financial strategies and outlook.

Rick Johnson:	Thank you, Jim, and good morning everyone. Overall, this was a very good year for PNC despite our fourth quarter challenges. First, our business model, with its diverse revenue streams, continued to deliver solid results. Second, on an adjusted basis, our revenues continued to outpace our expenses, creating positive operating leverage. And, third, our moderate risk profile and flexible balance sheet position us well for the current environment.

Our reported earnings per diluted share in the fourth quarter were 52 cents. These results included a 24 cent charge related to our BlackRock Long Term Incentive Plan obligation, a 16 cent charge related to Visa, and a 15 cent charge for integration costs, primarily due to the additional provision of $45 million related to our Yardville acquisition.

The Visa charge represents PNC’s share of our estimate of Visa’s litigation exposure. We expect this loss to reverse on completion of Visa’s pending IPO, and, given the temporary nature of this charge, we excluded it from our adjusted results.

Our adjusted earnings per diluted share in the fourth quarter were $1.07. This included $26 million of valuation losses for commercial mortgage loans held for sale and trading losses of $10 million. In the aggregate, these items were marginally better than what we disclosed in December but significantly below our original expectations.

Adjusted earnings also included a $78 million increase to the provision for credit losses versus the third quarter, primarily related to residential real estate development. This is a bit more than we disclosed in December, and I’ll have more to say about that later.

For the full year, our reported earnings per diluted share were $4.35, or $5.05 on an adjusted basis when you exclude the BlackRock LTIP activities, integration costs, and the Visa litigation charge.

Now I’d like to focus the remainder of my comments on our key business strategies: delivering diverse revenue streams with a high concentration of fee income, creating positive operating leverage, and maintaining a moderate risk profile.

Now as it relates to our moderate risk profile, I will also comment specifically on today’s priorities: managing asset quality, maintaining our strong liquidity profile, and building our capital strength.

As slide five shows, we continue to grow high quality, diverse revenue streams. Overall adjusted revenue for 2007 grew 18%, a significant achievement in this environment. We are differentiated by our high quality, diverse revenue streams, which require relatively less credit capital than our peers.

Our fee-based businesses account for 50% of total revenue. On an adjusted basis, they grew 10% on a year-over-year basis, despite the challenges in our CMBS and trading activities.

Asset management revenue increased 10% on a linked quarter basis due to BlackRock and our Wealth Management businesses, which continued to deliver record results through strong revenue growth and disciplined expense management.

Fund servicing revenue grew 3% on a linked quarter basis, driven by our emerging products, primarily offshore activities, and our Albridge acquisition.

On the consumer side, our consumer service fees and deposit service charge revenues increased 3% on a linked quarter basis and were up 12% for the full year, due to organic growth and the addition of Mercantile and Yardville.

In addition, brokerage revenue remained strong with full year growth at 13%, driven by the strong performance of our in-footprint brokerage business and Hilliard Lyons.

On the Corporate & Institutional side, corporate service revenue in the fourth quarter returned to more normal levels following an outstanding third quarter. For the full year, they grew 14% due to strong results by Treasury Management Services, Midland commercial mortgage servicing, and Harris Williams M&A advisory services.

Now let’s take a minute to talk about our commercial mortgage origination business. We had about $2 billion in held-for-sale loans at year end. While we clearly understand the risks involved with this business, our decision early in the quarter not to fully hedge our inventory in an environment where credit spreads were widening cost us $26 million. Since then, we have hedged all new originations and currently have several securitizations in the pipeline. Our intent is to significantly reduce our inventory in the first half of 2008.

Now this is a good business for PNC, and we will contend to be active in originating, securitizing, and servicing commercial mortgage loans.

The miss in our trading business is very similar. We simply took positions that were adversely affected by unprecedented widening of credit spreads. I should point out that our customer-related trading business met expectations for the quarter.

Despite these challenges, the diversity of our fee income sources enabled us to grow these revenues by 10% over the prior year on an adjusted basis.

Our next largest contributor to revenue is our deposit franchise, which accounts for 27% of adjusted revenue, growing 5% on a linked quarter basis and 34% for the full year.

We are differentiated by our ability to gather low cost deposits through multiple channels, including consumer, small business banking, corporate banking, treasury management, and Midland loan servicing.

We were successful in growing our average noninterest-bearing deposit base by more than $250 million on a linked quarter basis.

On the interest-bearing side, revenue growth was enhanced by our strategy of focusing on relationship customers rather than pursuing higher rate single service products. Our strategy is to remain disciplined on pricing while targeting specific markets for growth as opportunities arise.

Consequently, our results this quarter benefited from lower deposit costs associated with lower rates. We’re seeing some price easing in certain geographies. However, overall, this remains a competitive market.

Our smallest contributor to revenue is credit, which represents 6% [sic] of adjusted revenues and grew 25% for the full year, primarily due to Mercantile and growth in our commercial client base.

We continue to deploy credit capital to service our customers and where it meets our risk/return criteria. As a result, we saw average total loan growth of about $2.3 billion over last quarter, primarily driven by loan demand in our Corporate & Institutional segment and our Yardville acquisition.

We’re very comfortable with the diversification of revenue resulting from our business mix. Overall, this approach delivered 18% growth in adjusted revenue for the full year.

Now, as you can see on slide six, we created positive operating leverage on an adjusted basis in 2007. This was accomplished with an 18% growth in adjusted revenue and a 15% growth in adjusted expenses. Overall adjusted net interest income growth was 12%.

In the fourth quarter, we saw incremental savings in operating expenses related to the Mercantile integration. We said we expected a reduction in operating expenses of $108 million annually, and we have met that goal.

You might notice that our effective tax rate for the quarter was approximately 21%, but this simply reflects the impact of lower reported earnings, while our permanent tax credits remain consistent with expectations.

Now, PNC is well-positioned from a risk perspective because of the strategic choices we’ve made and our operating discipline. Let’s start with asset quality. Strategically, we have substantially avoided many exposures – subprime mortgages, high-yield bridge and leveraged finance loans — that are creating challenges for some of our peers. And our commercial real estate portfolio is relatively small compared to the peer group.

On a daily basis, we make credit decisions based on our assessment of risk- adjusted returns. And as a result, our asset quality continues to be strong, with non-performing assets representing only 0.34% of total assets at quarter end.

However, we did see a sizable quarter-over-quarter increase in non-performing assets, but it was in line with our expectations for this stage of the cycle. Our exposures continue to be very granular. Our largest non-performing asset is $20 million, and our average non-performing commercial loan is less than $500,000. That being said, we do expect non-performing assets to increase in the first quarter, but at a slower pace than what we saw in the fourth quarter of 2007.

We recorded a provision of $188 million, which includes a provision of approximately $45 million related to the Yardville acquisition. The remaining increase in the provision over the third quarter was primarily related to deterioration in our residential real estate development portfolio.

Our commercial real estate portfolio is well-diversified. The outstandings as a percent of Tier 1 capital remain relatively low compared to our peers. Our outstandings in the residential real estate development sector are only $2.1 billion, which represent only about 4% of total loans. The majority of this exposure is in our footprint.

Overall, our portfolio continues to be very granular and manageable, and the average size of these exposures is about $2 million. We recognize this is an area of heightened concern, and we remain diligent in our underwriting practices and our ongoing credit assessments.

Next, let’s talk about interest rate risk management. Our duration of equity at the end of the year was 2.1 years positive, providing us with continued flexibility to invest opportunistically and benefit from lower rates.

Our net interest margin was essentially flat as the decline in deposit rates kept pace with asset re-pricing. The reductions in the Fed rates were marginally beneficial to net interest income, but the more significant benefit will take effect when first, the spread between Fed Funds rates and LIBOR eases, as it’s beginning to do, and you’re seeing that in the market today. And second, when our deposit base re-prices, and this will take some more time to work its way through.

From a liquidity perspective, PNC’s loan to deposit ratio of 83% is among the lowest of our peers. And from a contingency perspective, we have unused borrowing capacity of more than $30 billion. So we are very comfortable with our overall liquidity position.

Next, let’s talk about capital. We are adopting the Tier 1 capital ratio as our primary metric for capital management. This metric provides better alignment of capital management with our balance sheet risk. We’re doing this for a number of reasons:

First, we believe Tier 1 provides a better measurement of risk and is more consistent with our economic capital methodologies. Second, Tier 1 is a regulatory capital concept and is better aligned with capital approaches used by the rating agencies. And third, it allows us to access the hybrid capital market as a recognized part of our capital structure.

Our Tier 1 capital at year end was 6.8%. That’s above the well-capitalized level from a regulatory perspective. However, this level of capital is a little thinner than I would like in this environment. This happened because we grew our balance sheet more than expected, and we closed an acquisition earlier than expected. That being said, our focus in 2008 will be on building our capital ratios, and I am confident in our ability to do so.

This is why: First, we have the ability to grow earnings. Second, we can access the hybrid capital market without diluting earnings per share. And third, we do not plan to use our capital to repurchase shares for the foreseeable future. As a result, our Tier 1 capital ratio target for year end 2008 — and potentially sooner — is between 7.5% and 8%.

On a final note, I’d like to report that we have resolved our cross-border leasing issue with the IRS. With an additional charge of a nominal amount of $7 million after taxes, this significant uncertainty is now eliminated from our balance sheet – a major accomplishment.

If you look to full year 2008 compared to 2007 on an adjusted basis, and based on our economic forecast of 2% GDP growth in 2007, we expect to see loan and deposit growth percentages somewhere in the mid-single digits. Total revenue growth will exceed 10%, driven by strong net interest income growth, as well as solid growth in noninterest income.

We continue to expect to create positive operating leverage with expected noninterest expense growth in the high single digits. And given our mid- single digit loan growth expectation, we expect the provision in 2008 to be between $400 million and $500 million, depending on the pace of change in the credit cycle. We also expect our effective tax rate to be approximately 32%.

In summary, we believe our industry, including PNC, will continue to face challenges from market volatility and credit deterioration. Even so, as we seek to maximize the value of our franchise in 2008, this business model and our business strategies should serve us well.

With that, I’ll turn it back to Jim.

Jim Rohr:	Thank you, Rick.

In closing, it was another solid year for PNC. I believe our performance validates our approach and reinforces our commitment to the key strategies that we’ve delivered these results.

Most important, we believe we’re well positioned for the current environment. As we continue our efforts to build a great company, we’ll focus on the revenue side of growing high quality revenue streams through a diversified business mix. On the expense side, we believe that we will achieve positive adjusted operating leverage through growing the businesses with disciplined expense management and maintaining a moderate risk profile.

Given what we see now, and assuming a somewhat stable economy, we expect ‘08 to be better than ‘07. And we’re comfortable with the range that First Call has for our ‘08 expectation.

And with that, we’d be happy to take your questions.

Bill Callihan:	Operator, if you could give our participants the instructions, please.

Operator:	Thank you. Again, if you would like to ask a question, please press star then the number one on your telephone keypad. We will pause for just a moment to compile the Q&A roster.

Your first question comes from the line of John McDonald with Bank of America Securities.

Jim Rohr:	Good morning, John.

Rick Johnson:	Good morning, John.

John McDonald:	Hi, good morning, guys. A question for Rick and maybe Jim on capital. Rick, would you say buybacks look like they’re on hold for 2008? And would that also mean acquisitions probably also on hold for 2008? And then, secondarily, might you consider some kind of debt issuance or other kind of capital enhancement activity this year to get your capital levels up to where you want them?

Rick Johnson:	Yes, I think in terms of buyback, I think at least for the first half of the year, no doubt, I think we’ll be on the sidelines as it relates to that, and we’ll have to reassess our capital position at midyear.

I think as it relates to issuing and access in the capital markets, we certainly feel that we have access to that. And as I mentioned, I think we will be strongly considering some kind of Tier 1 capital issuance which is not dilative to earnings per share. And we’ve done that throughout 2007, and we’ll be looking at that in 2008.

John McDonald:	Okay. And then maybe Jim’s comments on acquisitions, given the capital levels now?

Jim Rohr:	The acquisitions — I think it’s important to note, John, I think we have tremendous opportunity just by, you know, operating our business as we see. I think in the last presentation we made, we talked about how much upside and opportunity there is in the new markets that we’ve entered, and we like the success that we’re having in Mercantile and Yardville already. And so I think our focus, really, this year is going to be to continue getting some of those cost saves out of there and drive revenues through our existing and our new franchises.

Acquisitions, I think, at this point in the credit cycle are kind of interesting to do. As we know, in real estate in the past takes probably three years to work its way through the cycle. That’s why we’re glad we have a lower relative percentage than our peers. You know, so I think we would rather just run our business.

John McDonald:	Okay. And then just a follow up, Rick, on the margin and NII, did you give an outlook for the early ‘08 or ‘08 at all on margin or NII growth?

Rick Johnson:	No, I think, as it looks in NII – clearly we see growth in NII, and I mentioned that we will see strong growth through the entire year. On the margin, I’d say it will be stabled up throughout the year given what we’re seeing right now in terms of Fed easing throughout the year as well as our expectation of a little bit steeper curve than what we’re seeing today.

John McDonald:	Okay, thanks.

Bill Callihan:	Next question, please.

Operator:	Your next question comes from the line of Ed Najarian with Merrill Lynch.

Jim Rohr:	Good morning, Ed.

Rick Johnson:	Morning, Ed.

Jim Rohr:	Ed?

Ed Najarian:	On the $400 million to $500 million provision, if we look at that level, does that include some additional reserve building? And not just reserve building on a dollar basis but reserve building on a reserve to loans outstanding basis as well?

Rick Johnson:	I think so, Ed, because I don’t expect charge offs to reach that level through the course of the year. So I think absolutely it would result in some reserve building over the course of the year.

Jim Rohr:	We’re talking about loan growth in the mid-single digits. It’ll be tied to that.

Ed Najarian:	Right. So I guess the question I’m asking is, would you expect your dollar reserve to increase faster than a mid-single digit pace?

Rick Johnson:	Yes. Yes, I would.

Ed Najarian:	Okay.

Rick Johnson:	Because I think you’ll have the combination of loan growth as well as, to the extent that there is further deterioration, there will probably be some excess reserving over charge offs in the near term.

Ed Najarian:	And then secondarily – I know this is a kind of hard thing to look out on. You mentioned you expect NPAs to increase in 1Q but increase at a slower pace than they increased in 4Q. Any outlook for credit quality beyond 1Q or any kind of tentative outlook? Do you think that pace of NPA growth will continue to decelerate?

Rick Johnson:	The challenge there, Ed, is everything is based upon our view of the economy and what we think is going to happen over that period. And based upon the economic forecasts of our economists and where that’s at, I think you see it building Q1, maybe a little bit in Q2, leveling off maybe through the second half of the year. But, boy, that’s based upon a forecast, and those forecasts are changing pretty rapidly.

Ed Najarian:	So, suffice it to say if that is sort of that tentative outlook, that would not really be a recession scenario outlook?

Rick Johnson:	No, that’s a 2% GDP growth outlook.

Ed Najarian:	Okay. Thank you very much.

Rick Johnson:	Sure.

Bill Callihan:	Next question, please.

Operator:	Thank you. Your next question comes from the line of Mike Mayo with Deutsche Bank.

Jim Rohr:	Good morning, Mike.

Rick Johnson:	Good morning, Mike.

Mike Mayo:	I have five little questions. One is where is consensus that, you know, you’re saying is okay?

Bill Callihan:	First Call consensus for us in ‘08 is $5.94 to $5.35.

Mike Mayo:	Sorry—$5.94 to…?

Bill Callihan:	Low end is $5.35, and the upper end is $5.95.

Mike Mayo:	Okay. that’s a wide range I guess.

Bill Callihan:	Agreed.

Mike Mayo:	And then, second, Mercantile cost savings – you got what you wanted. Is there more to go, or is that pretty much it?

Jim Rohr:	There’ll be more to go.

Mike Mayo:	About how much more you think?

Jim Rohr:	We haven’t given an estimate on that, but I think that we’re continuing to see opportunities for cost savings on Mercantile. But we’re also investing in Mercantile in terms of hiring people that produce fee income. So, you know — but there will be more cost saves coming in.

Mike Mayo:	And then, third, Yardville – how much did that add in different categories like NPAs, revenues, expenses?

Rick Johnson:	It was – in terms of NPAs, it was pretty marginal. $17 million. I think in terms of overall loans, it was about $1.3 billion. What other categories were you looking for, Mike?

Mike Mayo:	Revenues and expenses, if we want to back out Yardville to look at linked quarter revenue and expense growth?

Rick Johnson:	Yes, you’re talking Yardville’s revenue number is about $10 million.

Mike Mayo:	And the expenses?

Rick Johnson:	$10 million.

Mike Mayo:	Okay. And that’s the impact in the fourth quarter, or would that be a whole quarter?

Rick Johnson:	That’s the impact in the fourth quarter. And we closed – it’s two months worth.

Mike Mayo:	And then fourth, the new capital issuance – is that factored into your expectation for 10% revenue growth? Because if you issue, say, some, you know, preferred with a dividend rate, that would be a drag on revenues. So, is that in your numbers already?

Rick Johnson:	Absolutely.

Mike Mayo:	It is? Okay.

Rick Johnson:	Absolutely, yep.

Mike Mayo:	And then, lastly, I guess your home loan bank borrowings went up $4 billion this quarter and $6 billion the last two quarters. At the same time, I guess securities are up also. So, to get back to your capital targets, do you think about maybe downsizing the balance sheet in that area?

Rick Johnson:	Not downsizing. I think what you saw there was we just saw a great opportunity in the market to be able to borrow cheap and invest, right, and enhance earnings. I think over the long haul, though, you know, we don’t want to be as dependent on those kinds of borrowings, and I think we’ll probably be taking a look at that over time and converting that back into some longer term funding.

Mike Mayo:	Okay. Actually, just one last one. I keep reading the name of PNC in the paper as a takeover target. And I haven’t heard you guys say that but just – are you – Jim, how do you respond?

Jim Rohr:	I don’t see us as a takeover target.

Mike Mayo:	Okay, thank you.

Bill Callihan:	Next question, please.

Operator:	Yes. Your next question comes from the line of Bob Hughes.

Jim Rohr:	Good morning, Bob.

Rick Johnson:	Good morning, Bob.

Rick Johnson:	Bob?

Jim Rohr:	Bob?

Operator:	With KBW. Bob, your line is open. Okay. Bob has withdrawn his question. Your next question comes from the line of Jason Funk with Ferris Baker Watts.

Jim Rohr:	Well, Mike had five questions, so (unintelligible). (laughter)

Jason Funk:	Good morning, gentlemen.

Jim Rohr:	Good morning, Jason.

Jason Funk:	How are you today?

Rick Johnson:	Good.

Jason Funk:	A couple of questions here. One, you guys adopted FAS 159, but you did not do so for your BlackRock investment. Could you comment on that?

Rick Johnson:	Yeah, I think we adopted – we will adopt January 1st 159, and we’ve got two very small strategies — structured repos and CMBS — where we’re going to go to fair value. It’s not going to have that big of an impact on our results overall.

You know, if we were going to adopt 159 on our BlackRock investment. we’d have a wonderful capital ratio immediately, and then we’d have a tremendous amount of volatility in our overall earnings stream over time. And we just didn’t think that was reflective of our view of our investment in BlackRock, which is a long term investment.

Jason Funk:	Okay, great. Another question about credit moving forward. In light of the multifamily default that you have on CMBS and the litigation in the matter, what do you see for commercial real estate credit quality in general for the industry moving forward?

Jim Rohr:	Well, generally speaking, our commercial credit quality is doing extraordinarily well, and with regards to that one customer – although we don’t make customer (unintelligible) – we have no economic risk there. And we don’t have any comments on the litigation there, either. But we’re comfortable with the credit quality in the commercial space at this point.

Jason Funk:	And what is your view moving forward for the industry as a whole? Do you think it’s going to hold up or…?

Jim Rohr:	I think it will hold up fairly well. I think, you know, if we have a – it depends on the economy. If the economy grows at 2%, I think the commercial real estate market will hold up much better than the residential piece, which we clearly have overbuilt and enjoyed the subprime problems and the rest. Commercial really doesn’t have those kinds of issues.

Jason Funk:	Okay. All right, thank you.

Jim Rohr:	Sure.

Operator:	And your next question comes from the line of Nancy Bush at NAB Research, LLC.

Jim Rohr:	Good morning, Nancy.

Rick Johnson:	Good morning.

Nancy Bush:	A couple of questions here. Jim, I was intrigued by your comments about taking products to new markets and by your, you know, other comment about no acquisitions. So can you just kind of flesh that out a little bit? What new products to what new markets?

Jim Rohr:	Well we – in our most recent presentation, we showed, for example —Yardville, I think, is probably the easiest example. Our Bank, ex-Blackrock — if you just take the Bank itself – it’s 50% fees, with all the various products and services that we deliver to customers through the Bank. Yardville, which is the number one market share player in three of the ten richest counties in America, has 29% fees. They don’t have any private banking activity, they have no credit card capability, they have no brokers in their branches, they don’t do merchant servicing for their small business customers in the region, they didn’t have remote deposit.

And so, you know, we look at opportunities like that and to put those products in the hands of those salespeople in that region to the extent, you know, we reported – we expected a 15% IRR by taking the costs out. To the extent that – and you don’t give us any credit for the revenue stream, any growth in revenue — but if we can drive that revenue from 29% to 40% or 50% like in the rest of the company – the rest of the Bank – you know, we can truly enhance that acquisition.

We look at—the same issue is at Mercantile, they have a little bit higher component of fees. And then when we look at greater Washington, with the Riggs acquisition, we’ve been able to increase their percentage of fees and their fee growth by over ten full percentage points in a year and a half or two years, I guess, now.

So those are the kinds of things we think we can do in those new markets. And, you know, it’s a tremendous opportunity for us without having to do an acquisition.

The acquisition environment — to your second question I, you know, it’s going to be interesting to watch. I mean, credit quality is clearly going to be an issue for the next year or two. And I’m sure there will be opportunities.

But, you know, our first and foremost issue is just to run our business. I think we have a great opportunity, and the markets we’re in, you know, are doing very well. I mean the Maryland market, the New Jersey market, eastern Pennsylvania, and even the stability that we have in the Midwest — we don’t have, as you know, northern Ohio and Michigan where the default rates are so high.

So we’ve got stable markets and growing markets and, you know, I think that gives us a real opportunity.

Nancy Bush:	So you’re talking about enhanced delivery within the footprint, not outside the footprint.

Jim Rohr:	Yes. Well, you know, some of our businesses are outside of the footprint. Our Treasury business, our Real Estate business, you know, our Midland, our secured lending business with Business Credit. So some of our businesses are outside the footprint. But the branch business I think, you know, we’ll just, you know, mine the existing footprint for awhile.

Nancy Bush:	Okay. And on the residential real estate front, I’m assuming that most of the issues that you’re seeing right now are related to Mercantile. Are they mostly northern Virginia/metro DC issues, or are there some outside, you know, that area?

Jim Rohr:	Well, it’s across the board. But, you know, our residential real estate is concentrated in that region. So, you know, when we announced the Mercantile deal, they had no non-performers at all. That was a non-sustainable comparison.

The non-performers today would be less than 50% Mercantile. But they were a larger real estate lender than PNC was. So, you know, they have contributed significantly to the increase in the NPAs.

Nancy Bush:	Great. Thank you.

Bill Callihan:	Next question, please.

Operator:	Your next question comes from the line of Bob Hughes with KBW.

Jim Rohr:	Welcome back.

Bob Hughes:	Yeah, sorry I flailed reaching for the mute button. (laughter) Was there any impact on the quarter in the income statement or your book basis to BlackRock associated with the Quellos acquisition in fourth quarter?

Rick Johnson:	No, actually there wasn’t because what BlackRock ended up doing was the shares they were planning to issue actually went into trust. So there was no underlying write up with respect to our investment in BlackRock.

Bob Hughes:	Okay.

Rick Johnson:	That won’t occur until those shares actually come out of trust and actually get delivered to the third party.

Bob Hughes:	Okay. I was hoping you might be able to provide a little bit more color on your actions against the construction book. Obviously, we don’t really see the delinquencies, but I think you said a lot of the $190 million increase in NPLs was related to construction credits.

Can you give us a little bit more color on what you’re seeing – have those loans actually gone delinquent? Have you run through interest reserves, or is this reflective of a reassessment of collateral values?

Jim Rohr:	It’s really a reassessment of the collateral value. We’ve had — you know, it’s a very interesting portfolio, Bob. Frankly, it’s lots and lots of small loans. I think what we said is the average NPA is $500,000 bucks. So, you know, the largest deal is $20 million in the whole NPA portfolio. So what you need to do in those cases is you really need to work with those borrowers. In some cases, they’re people that we’ve done business with for years and years, you know, and you want them to stay friends for life. Just because there’s a residential real estate downturn doesn’t mean that, you know, you throw everybody out. So it’s a real opportunity to make a customer for life. But you have to be careful. You know, you work with those people, you’re talking about small loans — $500,000, a million, a million and a half apiece. So there’s terrific – there’s more opportunity to resolve those issues than there would be for real large loans, which is good. But the other end, you know, it takes a lot of shoe leather to work with $500,000 loans. So we’re just going to be very aggressive in pursuing those.

Bob Hughes:	And could you give us an indication of what your total reserves are now set aside against the residential development portfolio?

Rick Johnson:	We don’t have a specific on residential. I don’t have that for you.

Bob Hughes:	Okay.

Jim Rohr:	We have – when we do the reserving, we do it by customer. but we just don’t have it broken down.

Bob Hughes:	Okay. And, Jim, when you talk about comfort with the range of consensus and expecting a better year in ‘08, that’s off of the $5.05 adjusted basis for ‘07?

Jim Rohr:	Yes.

Bob Hughes:	Okay. And then if we think about this quarter’s results, say — the cross-border lease charge $1.09, and you normalize some of the trading results and commercial mortgage backed activities, you know, maybe you get to a run rate that’s closer to $1.30. At the same time, I think a lot of investors might view the 2% GDP growth assumptions as somewhat optimistic next year. What else is going to help you get to better results in ‘08?

Jim Rohr:	I think we see net interest income growing nicely next year. You know, I think with a reasonable economy, the fee income pieces, especially some of the things I was talking to Nancy about, I think will do well. You know, BlackRock ought to have another good year, I would think. So when you look at the revenue side, whether it’s net interest income or fees, I think with just a reasonable economy, I think we’re going to see nice growth there.

You know, we’ve been pretty disciplined on the expense side, so I think the expense piece is okay. And I think Rick talked about a $400 million to $500 million provision. And, you know, I think that leads us to another solid year.

If we’re able to do some other things, you know, and be a little more aggressive and have a little luck here and there, I think we can have a real good year. But I think at this point we’re comfortable with the range.

Bob Hughes:	Okay, thanks, guys.

Bill Callihan:	Next question, please.

Operator:	Yes. Your next question comes from the line of Matthew O’Connor with UBS.

Rick Johnson:	Good morning, Matt.

Jim Rohr:	Good morning, Matt.

Matthew O’Connor:	There’s been a lot of sensitivity to credit costs and macro assumptions. And can you just give us a sense of if GDP is flat for the year or maybe 1%, you know, how much increase would there be in the credit costs versus the $400 million to $500 million that you’re assuming?

Jim Rohr:	I’m not certain. I think one of the things that is an advantage to us is that, you know, $1 million or $2 million loans aren’t so sensitive to, you know, GDP growth. You know, you’re talking about local loans that get handled differently than $40 million and $50 million, you know, developments.

So I don’t think we are as sensitive to it as other people. It obviously wouldn’t be positive, but I don’t think we’re as sensitive as other people. The other thing is is the most of our real estate issues are all concentrated – most of our real estate in general — is concentrated in the mid-Atlantic states, where the real estate market has held up better than the rest of the country.

So, you know, using a GDP number across the nation probably isn’t fair, I don’t think, to compare that to what might happen in the mid-Atlantic states.

So, you know, I’m not as concerned as I might be if I had a national franchise or if I had a very large portfolio. It’s only 2% of our total loans.

Matthew O’Connor:	Okay. I mean, if we have a mild recession for this year and it impacts many markets, which I think there’s some concern that a lot of the markets that we’re in, it’s just taking a little bit longer for the slowdown to occur here. Is there – have you run some sensitivities to that?

Jim Rohr:	We’ve run sensitivities. But again, we’re, you know, I think it would be worse, but not significantly.

Matthew O’Connor:	Okay. And just separately, of the $2 billion of residential construction that you disclosed, you said that most of those were small. Should we assume that the vast majority of that are smaller builders versus the bigger ones?

Rick Johnson:	Yes that’s correct, yes.

Matthew O’Connor:	Okay. And then just lastly, I think almost every conference call, you’re asked about PFPC. But as I look back over the last several quarters, the earnings have been roughly flat in that business. And I’m just wondering, one, what the prospects are going forward there and then, two, you know, the question you always get, do you reevaluate keeping this business as part of PNC overall?

Jim Rohr:	We’ll you know, we like it as part of PNC, significantly. I think we’re doing a very good job. Tim and his group have done a very good job in terms of diversifying the revenue stream of that company. Over the last five years, they’ve grown the net income substantially.

And now with these two new acquisitions, it really differentiates them in a way that they never were before in terms of — in the past, they were an information processor. And now they’re becoming an analytical provider for their customers. And it opens up a whole new customer base, especially in the separate account and the managed account area.

So I think there’s a – we’re optimistic that once those two organizations really get integrated into the systems, there’s a tremendous growth opportunity for PFPC. So — I didn’t imagine that Albridge Solutions could do for us what I think it will do, and it’s brought a lot of customers to us, too. So I think there’s a really, really good future for PFPC.

Rick Johnson:	Yes, Matt, actually if you looked to what happened in 2006, we had about a $14 million tax credit in that business. And the actual – if you adjusted that, the actual growth in PFPC year over year in net income is about 17%.

So while – and it’s kind of a stepped business. You know, big clients come on, some clients go up. So it just keeps reaching new levels of overall earnings growth.

Matthew O’Connor:	All right, that’s helpful. Thank you very much.

Bill Callihan:	Next question, please.

Operator:	Your next question comes from the line of David Hilder with Bear Stearns.

Rick Johnson:	Good morning, David.

David Hilder:	Good morning. And I think Matt actually touched on the first part of my question. I guess the second part would be just wondering how you arrived at the 2% GDP number as the one to base your forecasts around, because that would be seem to be perhaps more optimistic than others, especially given the outlook for the first half of the year?

Jim Rohr:	Well, we have a fellow here named Stuart Hoffman who has been named the Economist of the Year by The Wall Street Journal a number of times as the most accurate forecaster. And that’s his number, so that’s how we came to that number. He could talk about that at great length.

Rick Johnson:	And I think the other thing, too, is the GDP forecast isn’t as critical. You know, if our GDP growth was actually lower than that, my guess is our net interest income growth’s going to be stronger than what we expect it to be. There’ll probably be a little bit of an impact on fee income growth, and then separately, you probably have a higher provision.

But I still think in most environments, we’re still going to be able to deliver good earnings growth in the new year.

David Hilder:	Thanks very much.

Bill Callihan:	Next question, please.

Operator:	Yes. Your next question comes from the line of Matt Botein with Highfields Capital.

Rick Johnson:	Good morning, Matt.

John Jacobson:	Hi, it’s actually John Jacobson at Highfields Capital. Let me just walk you guys through a couple of numbers which may not be 100% accurate, but they are sort of directionally correct, and then I want to ask a question: So, with PNC stock right now — last sale sort of $58 — over the last year, stock is down roughly 20% from – you know, market capital roughly $25 billion to a little under $20 billion today.

At the same time, your 43 million shares of BlackRock have appreciated from $150 a share to $210, or roughly 40% over that time period. So that $6.5 billion investment at market a year ago is now worth over $9 billion.

So sort of putting those two numbers together, the non-PNC part – sorry, the non-BlackRock part of PNC has declined in market value from roughly $18 billion a year ago to just under $11 billion today, or something like 40%.

So, here are the questions. The first question is, do you think that’s appropriate, particularly given that you guys have done a much better job sort of managing your business than virtually all your competitors? Number one. And the second question is, does this bother you as much as it bothers us? And then, I guess the punch line question is, do you think it’s incumbent upon the management to sort of take actions to sort of rectify this disconnect and create value for shareholders?

Jim Rohr:	Well, one, we certainly are disappointed in the valuation of PNC. We think we have done a much better job than our peers in this environment, and I think that’s — so I agree with you on that. And that’s true whether it’s corporately or personally. So because we all are, you know, big investors in PNC, and we spend a lot of time managing the risk here and we do agree that we’ve done a better job.

I think the issues that face the industry also face PNC as a financial services company and, you know, although we’ve not been impacted by subprime and others, you know, we’re not immune to the fact that the entire industry’s share price performance is down, substantially, you know, across the industry. As a matter of fact, I think our peer group was down 27% last year. I think we were down 11% last year. So…

Bill Callihan:	Excuse me for just a moment. John, are you still on?

John Jacobson:	I am.

Bill Callihan:	Okay, because we’re hearing from someplace that the call went dead, but I just wanted to make sure we were still…

John Jacobson:	No, I’m still here.

Bill Callihan:	Thank you.

Jim Rohr:	Thank you. So we’re disappointed — the share price has done better than our peers but we’re, you know, we’re still disappointed in that as well. So I think, to answer your question, yes, we are disappointed.

John Jacobson:	And the third question?

Jim Rohr:	And the third question, in terms of trying to do what we can to get the share price back? I think communicating with our shareholders as best we can in order to let them know how the franchise is operating. We’ve taken some actions on the risk side where the fourth quarter was disappointing, but, frankly, the year wasn’t. And I think when we look ahead to 2008, we can make statements about 2008 that I believe other people can’t. So I think it’s important for us to keep working and to keep delivering.

John Jacobson:	Okay, thanks.

Jim Rohr:	Thank you.

Bill Callihan:	Next question, please.

Operator:	There are no further questions in the queue at this time.

Bill Callihan:	All right. Jim, do you have some closing…?

Jim Rohr:	No. Thank you very much for joining us this morning. I think, as we mentioned, 2007 was a good year for PNC; not a great year, and we’re looking forward to 2008 being better.

Thank you for joining us.

Rick Johnson:	Thank you.

Operator:	Thank you for participating in today’s PNC Financial Services Group Earnings conference call. You may now disconnect.

ADDITIONAL INFORMATION ABOUT THE PNC/STERLING FINANCIAL CORPORATION TRANSACTION

The PNC Financial Services Group, Inc. and Sterling Financial Corporation will be filing a proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain these documents free of charge at the SEC’s Web site (www.sec.gov). In addition, documents filed with the SEC by The PNC Financial Services Group, Inc. will be available free of charge from Shareholder Relations at (800) 843-2206. Documents filed with the SEC by Sterling Financial Corporation will be available free of charge from Sterling Financial Corporation by contacting Shareholder Relations at (877) 248-6420.

The directors, executive officers, and certain other members of management and employees of Sterling Financial Corporation are participants in the solicitation of proxies in favor of the merger from the shareholders of Sterling Financial Corporation. Information about the directors and executive officers of Sterling Financial Corporation is included in the proxy statement for its May 8, 2007 annual meeting of shareholders, which was filed with the SEC on April 2, 2007. Additional information regarding the interests of such participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.